UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012

Commission File Number: 001-33623

WuXi PharmaTech (Cayman) Inc.

288 Fute Zhong Road, Waigaoqiao Free Trade Zone

Shanghai 200131

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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WuXi PharmaTech (Cayman) Inc.

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release Dated May 10, 2012	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WuXi PharmaTech (Cayman) Inc.

	By:	/s/ Edward Hu
	Name:	Edward Hu
	Title:	Chief Financial Officer

Date: May 15, 2012

Exhibit 99.1

WuXi PharmaTech Announces First-Quarter 2012 Results

SHANGHAI, China, May 10, 2012 /Xinhua-PRNewswire/ — WuXi PharmaTech (Cayman) Inc. (NYSE: WX), a leading research and development outsourcing company serving the pharmaceutical, biotechnology, and medical device industries, with operations in China and the United States, today announced its financial results for the first quarter of 2012.

Highlights

•	Net Revenues Increased 26.2% Year Over Year to $118.0 Million

•	Manufacturing Services Net Revenues Grew 35.0% Year Over Year to $31.4 Million

•	Laboratory Services Net Revenues Grew 23.2% Year Over Year to $86.6 Million

•	China-Based Laboratory Services Net Revenues Increased 25.8% Year Over Year to $64.5 Million

•	U.S.-Based Laboratory Services Net Revenues Increased 16.4% Year Over Year to $22.2 Million

•	GAAP Diluted Earnings Per ADS Grew 15.8% Year Over Year to $0.28

•	Non-GAAP Diluted Earnings Per ADS Increased 15.1% Year Over Year to $0.33

•	Company Reconfirms 2012 Financial Guidance

Management Comment

“WuXi began 2012 with a strong first quarter, achieving 26.2% revenue growth,” said Dr. Ge Li, Chairman and Chief Executive Officer. “This strong revenue growth was broad-based across all of our businesses. We met or exceeded all of our financial targets for revenues and margins for the quarter. And we continue to invest to build capabilities and to expand capacities in both laboratory services and manufacturing services. For example, our new Wuhan chemistry site began operations in February.

“WuXi is building a comprehensive and integrated technology platform and service offerings that will enable anyone and any company to discover and develop new products efficiently and cost-effectively,” Dr. Li concluded. “China is becoming an important hub for pharmaceutical R&D in part because of China’s pharmaceutical market, already the third largest in the world and growing very rapidly. By building high-quality operations to better serve our customers, WuXi has become the leader in the Chinese pharmaceutical R&D services industry. We are well-positioned to take full advantage of the significant long-term trend for increasing outsourcing of pharmaceutical research and development.”

Beginning with this financial report for the first quarter of 2012, WuXi PharmaTech presents its results of operations for Process Chemistry under the Manufacturing Services segment rather than the Laboratory Services segment. Process Chemistry develops processes for making active pharmaceutical ingredients (APIs) and advanced intermediates and thus is more closely related to operations of the Manufacturing Services segment. Prior-year results in this report also reflect this reclassification.

Also beginning with the first quarter of 2012, WuXi PharmaTech presents other comprehensive income and its components in its Statement of Comprehensive Income in accordance with Accounting Standards Update 2011-05. For the periods presented herein, other comprehensive income consists of foreign currency translation adjustments resulting from the translation of our financial statements into our reporting currency, the U.S. dollar. The functional currency of our China-based operations is the RMB.

GAAP Results

First-quarter 2012 net revenues increased 26.2% year over year to $118.0 million due to strong growth in both Manufacturing Services and Laboratory Services. Manufacturing Services revenue growth was driven by robust demand for clinical-trial materials from our research manufacturing business and solid demand in our commercial manufacturing business. Revenue growth in Laboratory Services was driven by our comprehensive and integrated discovery and development services, with particularly strong growth in integrated medicinal chemistry, DMPK/ADME, formulation, toxicology, and bioanalytical services in China and by increased demand for testing services in the United States for both biologics and medical devices.

First-quarter 2012 GAAP gross profit increased 20.7% year over year to $41.9 million mainly due to 26.2% revenue growth. First-quarter 2012 GAAP gross margin decreased year over year to 35.5% from 37.1%. Gross margin in Laboratory Services decreased year over year to 37.1% from 39.3% mainly due to the effects of increasing labor costs in China and the negative impact from appreciation of the RMB relative to the U.S. dollar, partially offset by improved productivity. Gross margin in Manufacturing Services slightly improved year over year to 31.0% from 30.5%.

First-quarter 2012 GAAP operating income grew 4.0% year over year to $20.6 million due to the 20.7% increase in gross profit, offset by increased operating expenses relating to the hiring of new senior staff and sales and marketing personnel, RMB appreciation relative to the U.S. dollar, and R&D investment in developing capabilities in biology, biologics, genomics, and other areas. Operating margin decreased to 17.5% from 21.2% due to the increase in operating expenses.

First-quarter 2012 GAAP net income increased 15.2% year over year to $21.0 million due to a 4.0% increase in operating income, gains on foreign-exchange forward contracts of $1.8 million, higher interest income from short-term investments, and a small decrease in the effective tax rate.

First-quarter 2012 GAAP diluted earnings per ADS increased 15.8% to $0.28, mainly due to the 15.2% increase in net income and a lower share count caused by the repurchase of about 22.8 million ordinary shares, equivalent to about 2.8 million ADSs, which were previously converted from the convertible bonds by General Atlantic in February 2012.

First-quarter 2012 GAAP comprehensive income decreased 1.1% year over year to $21.4 million due to the decrease in currency translation adjustments, partially offset by the 15.2% increase in GAAP net income.

Non-GAAP Results

Non-GAAP financial results exclude the impact of share-based compensation expenses and the amortization of acquired intangible assets and the associated deferred tax impact.

First-quarter 2012 non-GAAP gross profit increased 20.7% year over year to $43.5 million mainly due to broad-based revenue growth. Non-GAAP gross margin decreased to 36.8% from 38.5%. Non-GAAP gross margin in Laboratory Services decreased year over year due to increased labor costs and the negative impact from appreciation of the RMB relative to the U.S. dollar, partially offset by improved productivity. Non-GAAP gross margin in Manufacturing Services improved due to strong revenue growth and increased capacity utilization.

First-quarter 2012 non-GAAP operating income increased 5.1% year over year to $24.3 million, primarily due to the 20.7% increase in non-GAAP gross profit, partially offset by the increase in non-GAAP operating expenses driven by the hiring of new senior staff and sales and marketing personnel, RMB appreciation, and R&D investment in developing capabilities in biology, biologics, genomics, and other areas. Operating margin decreased to 20.6% from 24.7% due to the increase in operating expenses.

First-quarter 2012 non-GAAP net income grew 14.5% year over year to $24.5 million due to the 5.1% increase in non-GAAP operating income, gains on foreign-exchange forward contracts of $1.8 million, higher interest income from short-term investments, and a small decrease in the effective tax rate.

First-quarter 2012 non-GAAP diluted earnings per ADS grew 15.1% year over year to $0.33, mainly due to the 14.5% increase in non-GAAP net income and lower share count caused by the repurchase of about 22.8 million ordinary shares, equivalent to about 2.8 million ADSs, which were previously converted from the outstanding convertible bonds by General Atlantic in February 2012.

2012 Financial Guidance

The company maintains its full-year 2012 financial guidance:

•	Total net revenues of $468-$488 million, or 15-20% year-over-year growth

•	Growth in total net revenues of China-based Laboratory Services of 18-24% on a pro-forma basis reflecting the classification of Process Chemistry in Manufacturing Services for both years

•	Growth in total net revenues of U.S.-based Laboratory Services of 6-9%

•	Growth in total net revenues of Manufacturing Services of 13-18% on a pro-forma basis reflecting the classification of Process Chemistry in Manufacturing Services for both years

•	Operating income margin of 17.5-19.0% on a GAAP basis, 20.0-21.5% on a non-GAAP basis

•	Capital expenditures of about $70 million

•	GAAP effective tax rate of about 17.5%

Second-Quarter 2012 Financial Guidance

The company provides the following second-quarter 2012 financial guidance:

•	Total revenues of $124-$129 million, up 23-28% year over year

•	Laboratory Services revenues (not including Process Chemistry) of $90-$92 million

•	Manufacturing Services revenues (including Process Chemistry) of $34-$37 million

•	Operating margin of 17.5-18.0% GAAP, 20.5-21.0% non-GAAP

WUXI PHARMATECH (CAYMAN) INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars, except ordinary share, ADS and par value data)

	March 31, 2012	December 31, 2011
Assets:
Current assets:
Cash and cash equivalents	57,677	71,368
Restricted cash	1,338	2,458
Short-term investments	122,001	128,054
Accounts receivable, net	80,001	72,736
Inventories	46,289	45,351
Prepaid expenses and other current assets	15,431	15,133

Total current assets	322,737	335,100

Non-current assets:
Goodwill	34,703	34,701
Property, plant and equipment, net	257,958	245,694
Long-term investments	5,335	4,335
Intangible assets, net	10,095	10,568
Land use rights	5,458	5,488
Deferred tax assets	7,489	8,499
Other non-current assets	19,265	19,469
Total non-current assets	340,303	328,754

Total assets	663,040	663,854

Liabilities and equity:
Current liabilities:
Short-term and current portion of long-term debt	43,289	28,661
Accounts payable	25,440	22,803
Accrued expenses	13,332	20,913
Deferred revenue	16,800	15,881
Advanced subsidies	8,031	6,417
Other taxes payable	3,572	2,196
Convertible notes	—	35,864
Other current liabilities	11,787	10,018

Total current liabilities	122,251	142,753

Non-current liabilities:
Long-term debt, excluding current portion	1,595	1,646
Advanced subsidies	1,342	3,215
Long-term payable	2,087	3,944
Other non-current liabilities	6,461	6,570

Total non-current liabilities	11,485	15,375

Total liabilities	133,736	158,128

Equity:
Ordinary shares ($0.02 par value, 5,002,550,000 authorized, 570,489,352 and 574,347,674 issued and outstanding as of December 31, 2011, and March 31, 2012, respectively)	11,487	11,410
Additional paid-in capital	349,029	345,832
Retained earnings	123,009	103,159
Accumulated other comprehensive income	45,779	45,325

Total equity	529,304	505,726

Total liabilities and equity	663,040	663,854

WUXI PHARMATECH (CAYMAN) INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars, except ADS data and per ADS data)

	Three Months Ended March 31,
	2012	2011	% change
Net revenues:
Laboratory Services	86,650	70,308	23.2%
Manufacturing Services	31,378	23,247	35.0%

Total net revenues	118,028	93,555	26.2%

Cost of revenues:
Laboratory Services	(54,488)	(42,712)	27.6%
Manufacturing Services	(21,649)	(16,149)	34.1%

Total cost of revenues	(76,137)	(58,861)	29.4%

Gross profit:
Laboratory Services	32,162	27,596	16.5%
Manufacturing Services	9,729	7,098	37.1%

Total gross profit	41,891	34,694	20.7%

Operating expenses:
Selling and marketing expenses	(3,279)	(1,958)	67.5%
General and administrative expenses	(16,162)	(12,172)	32.8%
Research and development expenses	(1,813)	(724)	150.4%

Total operating expenses	(21,254)	(14,854)	43.1%

Operating income	20,637	19,840	4.0%

Other income (expenses), net:
Other income (expenses), net	2,740	1,627	68.4%
Interest income (expenses), net	1,699	831	104.5%

Total other income (expenses), net	4,439	2,458	80.6%

Income before income taxes	25,076	22,298	12.5%
Income tax expense	(4,088)	(4,074)	0.3%

Net income	20,988	18,224	15.2%

Basic net earnings per ADS	0.29	0.26	12.7%
Diluted net earnings per ADS	0.28	0.24	15.8%

Weighted average ADS outstanding — basic	71,978,914	70,419,377	2.2%
Weighted average ADS outstanding — diluted	74,543,632	74,944,373	(0.5%)

Other comprehensive income:
Currency translation adjustments	454	3,457	(86.9%)

Comprehensive income	21,442	21,681	(1.1%)

WUXI PHARMATECH (CAYMAN) INC.

RECONCILIATION OF GAAP TO NON-GAAP

(in thousands of U.S. dollars, except ADS data and per ADS data)

	Three Months Ended March 31,
	2012	2011	% change
GAAP gross profit	41,891	34,694	20.7%
GAAP gross margin	35.5%	37.1%
Adjustments:
Share-based compensation	1,066	975	9.3%
Amortization of acquired intangible assets	525	355	47.9%

Non-GAAP gross profit	43,482	36,024	20.7%
Non-GAAP gross margin	36.8%	38.5%

GAAP operating income	20,637	19,840	4.0%
GAAP operating margin	17.5%	21.2%
Adjustments:
Share-based compensation	3,155	2,937	7.4%
Amortization of acquired intangible assets	525	355	47.9%

Non-GAAP operating income	24,317	23,132	5.1%
Non-GAAP operating margin	20.6%	24.7%

GAAP net income	20,988	18,224	15.2%
GAAP net margin	17.8%	19.5%
Adjustments:
Share-based compensation	3,155	2,937	7.4%
Amortization of acquired intangible assets	525	355	47.9%
Deferred tax impact related to acquired intangible assets	(195)	(138)	41.3%

Non-GAAP net income	24,473	21,378	14.5%
Non-GAAP net margin	20.7%	22.9%

Income attributable to holders of ADS (Non-GAAP):
Basic	24,473	21,378	14.5%
Diluted	24,473	21,378	14.5%

Basic earnings per ADS (Non-GAAP)	0.34	0.30	12.0%
Diluted earnings per ADS (Non-GAAP)	0.33	0.29	15.1%

Weighted average ADS outstanding — basic (Non-GAAP)	71,978,914	70,419,377	2.2%
Weighted average ADS outstanding — diluted (Non-GAAP)	74,543,632	74,944,373	(0.5%)

WUXI PHARMATECH (CAYMAN) INC.

REVENUE BREAKDOWN

(in thousands of U.S. dollars)

	Three Months Ended March 31,
	2012	2011	% change
Net revenues:
China-based Laboratory Services	64,452	51,231	25.8%
China-based Manufacturing Services	31,378	23,247	35.0%

Subtotal	95,830	74,478	28.7%
U.S.-based Laboratory Services	22,198	19,077	16.4%

Total net revenues	118,028	93,555	26.2%

Conference Call

WuXi PharmaTech senior management will host a conference call at 8:00 am (U.S. Eastern) / 5:00 am (U.S. Pacific) / 8:00 pm (Beijing/Shanghai/Hong Kong) on Friday, May 11, 2012, to discuss its first-quarter 2012 financial results and future prospects. The conference call may be accessed by calling:

United States:	1-866-519-4004
China (Landline):	800-819-0121
China (Mobile):	400-620-8038
Hong Kong:	800-930-346
United Kingdom:	0-808-234-6646
International:	+65-6723-9381
Conference ID:	70558333

A telephone replay will be available two hours after the call’s completion at:

United States:	1-866-214-5335
China (Landline):	10-800-714-0386
China (Mobile):	10-800-140-0386
Hong Kong:	800-901-596
United Kingdom:	0-800-731-7846
International:	+61-2-8235-5000
Conference ID:	70558333

A live webcast of the conference call and replay will be available on the investor relations page of WuXi PharmaTech’s website at http://www.wuxiapptec.com.

About WuXi PharmaTech

WuXi PharmaTech is a leading pharmaceutical, biotechnology, and medical device R&D outsourcing company, with operations in China and the United States. As a research-driven and customer-focused company, WuXi PharmaTech provides a broad and integrated portfolio of laboratory and manufacturing services throughout the drug and medical device R&D process. WuXi PharmaTech’s services are designed to assist its global partners in shortening the cycle and lowering the cost of drug and medical device R&D. WuXi PharmaTech’s operating subsidiaries are known as WuXi AppTec. For more information, please visit: http://www.wuxiapptec.com.

Use of Non-GAAP and Pro-Forma Financial Measures

We have provided the first-quarter 2011 and 2012 gross profit, gross margin, operating income, operating margin, net income, net margin, and earnings per ADS on a non-GAAP basis, which excludes share-based compensation expenses and amortization and deferred tax impact of acquired intangible assets. We believe both management and investors benefit from referring to these non-GAAP financial measures in assessing our financial performance and liquidity and when planning and forecasting future periods. These non-GAAP operating measures are useful for understanding and assessing underlying business performance and operating trends. We expect to continue to provide net income and earnings per ADS on a non-GAAP basis using a consistent method on a quarterly basis.

You should not view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP measures to non-GAAP measures for the indicated periods attached hereto.

Cautionary Note Regarding Forward-Looking Statements

Statements in this release contain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995, including, among others, our financial guidance for full-year 2012 (including, as applicable, estimated total revenues, Laboratory Services revenues, Manufacturing Services revenues, operating margins and other trends), increased customer demand for our services, investment in various new businesses, investment in expanding our existing business, building a comprehensive and integrated technology platform, the ability of this platform to enable anyone and any company to discover and develop new products efficiently and cost-effectively, China’s becoming an important hub for pharmaceutical R&D, the growth of China’s pharmaceutical market, and our share repurchase program.

These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Among other factors, the state of the global economy may continue to be uncertain; pharmaceutical companies may not change their business models as expected or in a manner favorable to us; we may fail to capitalize on the opportunities presented; the pressures being felt by our customers and pharmaceutical industry consolidation may adversely impact our business and the trends for outsourced and offshored R&D and manufacturing for longer than expected or more severely than expected; we may not enjoy the anticipated benefits of the Abgent and MedKey acquisitions or other planned investments and capital expenditures (including investments made through our corporate venture fund) on a timely basis or at all; we may need to modify the nature and level of our investments and capital expenditures; we may not maintain our preferred provider status with our clients and may be unable to successfully expand our capabilities to meet client needs; we may face increased margin pressure as a result of renminbi appreciation and increased labor inflation in China and the company’s investment; and we may not repurchase our ADSs as anticipated for market or other reasons. In addition, other factors that could cause our actual results to differ from what we currently anticipate include failure to generate sufficient future cash flows or to secure any required future financing on acceptable terms or at all; failure to retain key personnel; our reliance on a limited number of customers to continue to account for a high percentage of our revenues; the risk of payment failure by any of our large customers, which could significantly harm our cash flows and profitability; our dependence upon the continued service of our senior management and key scientific personnel, and our ability to retain our existing customers or expand our customer base. You should read the financial information contained in this release in conjunction with the consolidated financial statements and related notes thereto included in our 2011 Annual Report on Form 20-F filed with the Securities and Exchange Commission and available on the Securities and Exchange Commission’s website at http://www.sec.gov. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 6 of our 2011 Annual Report on Form 20-F. Our results of operations for first-quarter 2012 are not necessarily indicative of our operating results for any future periods. All projections in this release are based on limited information currently available to us, which is subject to change. Although these projections and the factors influencing them will likely change, we undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release, except as required by law. Such information speaks only as of the date of this release.

Incorporation by Reference

WuXi PharmaTech hereby expressly incorporates by reference into its registration statement on Form F-3 (File No. 333-161757) the discussions contained in “GAAP Results,” the unaudited consolidated balance sheets, the unaudited condensed consolidated statements of operations, and the revenue breakdown by geography, from this press release.

For more information, please contact:

WuXi PharmaTech (Cayman) Inc.

Ronald Aldridge (for investors)

Director of Investor Relations

Tel: +1-201-585-2048

Email: ir@wuxiapptec.com

Harry He (for the media)

WuXi PharmaTech (Cayman) Inc.

Tel: +86-21-5046-4362

Email: pr@wuxiapptec.com

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